Two International Drive, Suite 200 Portsmouth, New Hampshire 03801 (800) 225.1560

October 15, 2013

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: H. Roger Schwall

Re:	Sprague Resources LP

Registration Statement on Form S-1

Registration No. 333-175826

Ladies and Gentlemen:

On behalf of Sprague Resource LP (the “Partnership”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-1 (the “Registration Statement”) be accelerated to 4:00 p.m. (Washington D.C. time) on October 16, 2013, or as soon thereafter as practicable.

The Partnership hereby acknowledges that the disclosure in the Registration Statement is the responsibility of the Partnership. The Partnership hereby further acknowledges that:

•	Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	The Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need additional information, please contact Adorys Velazquez of Vinson & Elkins, LLP at (212) 237-0036.

[Signature page follows]

Securities and Exchange Commission

Very truly yours,

Sprague Resources LP

By:	Sprague Resources GP LLC, its general partner

By:	/s/ Paul A. Scoff
Name:	Paul A. Scoff
Title:	Vice President, General Counsel, Chief
Compliance Officer and Secretary

cc:	Adorys Velazquez (Vinson & Elkins L.L.P.)

Joshua Davidson (Baker Botts L.L.P.)

Douglass M. Rayburn (Baker Botts L.L.P.)

David C. Glendon (Sprague Resources LP)

Gary A. Rinaldi (Sprague Resources LP)